Exhibit 1


FOR IMMEDIATE RELEASE
                                              For further information, contact:

                                              Arthur B. Crozier
                                              Innisfree M&A Incorporated
                                              212-750-5833


         SOUTHEASTERN ASSET MANAGEMENT APPLAUDS
         RECOMMENDATION BY GLASS LEWIS & CO. THAT ITS
         CLIENTS VOTE AGAINST ACQUISITION OF MONY
         GROUP (NYSE: MNY) BY AXA FINANCIAL

            |X| Leading Independent Voting Advisory Service Finds $31 Price "Inadequate"

Memphis, Tennessee, February 18, 2004 -- Southeastern Asset Management, Inc. ("Southeastern"), investment advisor to Longleaf Partners Small-Cap Fund ("Longleaf"), said today that it is gratified that Glass Lewis & Co., a leading independent proxy voting advisory service, has recommended that its clients holding MONY Group Inc. (NYSE: MNY) stock vote AGAINST the proposed merger with AXA Financial.

Glass Lewis' detailed report on the AXA transaction, which will be voted upon at the February 24 Special Meeting of Stockholders, concluded:

         "We believe that the merger consideration offered to the MONY investors is inadequate in light of the Company's opportunities and the testimony, in the form of the carrying value of assets on the books of MONY, by the management team."

The Glass Lewis negative recommendation follows the same recommendation by another leading independent proxy voting advisory service, Institutional Shareholder Services, issued last week to its institutional investor clients holding MONY stock.

In reaching its recommendation, Glass Lewis stated "Our assessment of the situation is that this Board has not tried hard enough to create value for
shareholders....This Company can be better and should be worth more."

G. Staley Cates, President of Southeastern, said, "We applaud Glass Lewis' recommendation that its clients vote to reject the AXA transaction. It is gratifying that the leading independent advisory firms share our view that the AXA merger proposal is inadequate and that stockholders should preserve their opportunity to receive more than $31 over the long term by voting against."


         ABOUT SOUTHEASTERN ASSET MANAGEMENT AND LONGLEAF
         PARTNERS SMALL-CAP FUND

Southeastern Asset Management, Inc. is an investment management firm with over $25 billion in client assets under management at December 31, 2003, including approximately $12 billion in the three Longleaf Partners Funds: Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987.

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